UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 9, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Adaptec, Inc.

File No. 000-15071 - CF# 23269

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Adaptec, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 10-Q filed on February 7, 2006.

Based on representations by Adaptec, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.1	through January 9, 2011
Exhibit 10.3	through January 9, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel